SUB-ITEM 77H: CHANGES IN CONTROL OF
REGISTRANT


Federated Core Trust III



As of September 30, 2017, Federated Total Return
Bond Fund has attained control of the Registrant by acquiring 67.42% of the voting securities of the Registrant.